                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                 Form 11-K

                               ANNUAL REPORT

                      PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                    For the year ended December 31, 1994

                          HOMESTAKE MINING COMPANY
            RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                            (Full Title of Plan)

                          HOMESTAKE MINING COMPANY
              (Issuer of Securities Held Pursuant to the Plan)

                           650 California Street
                      San Francisco, California 94108
                  (Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                    HOMESTAKE MINING COMPANY RETIREMENT
                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

                   By    /s/ T. H. Wong
                         ---------------------------------
                        T. H. WONG
                         Assistant Treasurer and
                         Assistant Secretary

         June 27, 1995

         Item 1.  Financial Statements and Exhibits

                  a. Financial Statements for the years ended December 31,
                     1994 and 1993 and Supplemental Schedules as of and for the year ended December 31, 1994 and Independent Auditors' Report.

                  b. Exhibit No. 24

                     Independent Auditors' Consent

                     HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                                   _______











                             FINANCIAL STATEMENTS

                for the years ended December 31, 1994 and 1993

                     HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                                   _______





                              TABLE OF CONTENTS


                                                                      Pages


   Financial Statements:

     Report of Independent Accountants                                    2

     Statements of Net Assets Available for Benefits
         as of December 31, 1994 and 1993                                 3

     Statement of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 1994                    4


     Notes to Financial Statements                                     5-13


   Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment
         Purposes as of December 31, 1994                                14

     Item 27d - Schedule of Reportable Transactions
         for the year ended December 31, 1994                            15

                      REPORT OF INDEPENDENT ACCOUNTANTS



   To the Trustees of Homestake Mining Company Retirement
       Savings Plan for Hourly Employees at Lead:

   We have audited the accompanying statements of net assets available for benefits of Homestake Mining Company Retirement Savings Plan for Hourly Employees at Lead (the Plan) as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

   Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994 and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.


   /s/ Coopers & Lybrand
  ----------------------
   COOPERS & LYBRAND
   Oakland, California
   June 26, 1995



                    HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       as of December 31, 1994 and 1993
                                   _______






                  ASSETS                          1994          1993
                  ------                     -----------    ----------
   Cash and cash equivalents                  $    5,994    $    7,110
                                              ----------    ----------

   Investments - at fair value:

     Homestake Mining Company Stock Fund         312,908       354,794

     Norwest Bank Income Equity Stock Fund       429,313       251,237

     Norwest Bank Growth Balanced Fund         1,280,637     1,047,485

     Norwest Bank Stable Return Fund           2,384,762     1,759,265

     Participant loans receivable                200,050       130,193
                                              ----------    ----------

           Total investments                   4,607,670     3,542,974
                                              ----------    ----------

             Total assets                      4,613,664     3,550,084

               LIABILITIES

   Accrued payables                                8,978          -
                                              ----------    ----------

             Net assets available for
                 benefits                     $4,604,686    $3,550,084
                                              ==========    ==========


                    The accompanying notes are an integral
                     part of these financial statements.

                    HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     for the year ended December 31, 1994
                                   _______

                                                               1994
                                                            ----------
   Additions to net assets attributed to:

     Contributions:

       Employees                                            $  978,336

       Homestake Mining Company                                183,767
                                                            ----------
                                                             1,162,103
                                                            ----------

     Investment income:

       Interest and dividends                                   13,921

       Net appreciation in fair value of investments            72,687
                                                            ----------
                                                                86,608
                                                            ----------

           Total additions                                   1,248,711
                                                            ----------
   Deductions from net assets attributed to:

     Benefits paid to participants                             163,528

     Transfers out to other plans                               30,581
                                                            ----------
           Total deductions                                    194,109
                                                            ----------

             Net increase                                    1,054,602

   Net assets available for benefits:

     Beginning of year                                       3,550,084
                                                            ----------
     End of year                                            $4,604,686
                                                            ==========

                    The accompanying notes are an integral
                     part of these financial statements.

                     HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                        NOTES TO FINANCIAL STATEMENTS
                                   _______


1.  Description of the Plan:
    -----------------------
    The Homestake Mining Company Retirement Savings Plan for Hourly Employees at Lead (the Plan) is sponsored by Homestake Mining Company (the Company) and allows eligible hourly employees of the Company's mine in Lead, South Dakota, to save for their retirement under a structured savings plan. The Plan is a defined contribution plan and became effective January 1, 1990, and is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

    The Plan is administered by the Company, through a committee of management. Norwest Bank is the Trustee of the Plan's investments.


      Participation:
      -------------
      Hourly employees of the Company's mine in Lead, South Dakota, who have completed three months of service are eligible to participate in the Plan.

      Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from investments, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the trust fund portion of that participant's account balance bears to the total of the trust fund portion of all participants' account balances. Net earnings from investment in common stock of the Company, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the actual number of shares of such common stock included therein.






                                 Continued

                     HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                   _______


1.  Description of the Plan, continued:
    -----------------------
      Contributions:
      -------------
      All contributions to the Plan are made by Plan participants through wage deferrals. Plan participants may contribute from 1% to 16% of their Plan compensation and may allocate contributions to one or more of the funds. Participants may also contribute amounts from certain other qualified plans. During 1994, the Company matched 25% of the first 6% of each employee's compensation contributed.


      Vesting:
      -------
      Employee contributions and any income (loss) thereon vest immediately. Company contributions and the related income (loss) for these contributions vest 60% after three years, 80% after four years, and 100% after five years from the initial date of employment.

      Payment of Benefits:
      -------------------
      Participants or their designated beneficiaries are eligible to withdraw from their accounts following the participant's attainment of age 59-1/2, termination of employment with the Company, death, or in the case of financial hardship, subject to the approval of the Plan Committee.

      Forfeitures of terminated employees are allocated to active participants at the end of each Plan year. The forfeitures are allocated in proportion to the Company contribution made to the individual participant accounts during the Plan year.



                                  Continued

                     HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                   NOTES TO FINANCIAL STATEMENTS, Continued
                                   _______

1.  Description of the Plan, continued:
    -----------------------

      Participant Loans Receivable:
      ----------------------------
      Participants may borrow from $1,000 to $50,000 from their accounts, including Company matching contributions, limited to 50% of the vested value of such accounts. Borrowings cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. Borrowings bear interest at rates determined by the lending institution, subject to approval of the Plan Committee at the origination of the loan and are repayable through biweekly payroll deductions. During 1994, the borrowing rate was 8.75%. Loans are collateralized by the borrower's note and vested interest in the Plan.

2.  Significant Accounting Policies:
    -------------------------------
      Basis of Accounting:
      -------------------
      The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

      Investment Valuation and Income Recognition:
      -------------------------------------------
      The Plan's  investments are  stated  at fair  value by  reference  to
      quoted market  prices.   Participant notes receivable  are valued  at
      cost which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis.
      Interest  income is  recorded on  the accrual  basis.   Dividends are
      recorded on the ex-dividend date.

      Net Appreciation (Depreciation) in Fair Value of Investments:
      ------------------------------------------------------------
      The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

      Payment of Benefits:
      -------------------
      Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not been paid as of year end are included in net assets available for benefits.

                                  Continued
                     HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                   NOTES TO FINANCIAL STATEMENTS, Continued
                                   _______


3.  Related Party Transactions:
    --------------------------
    Certain Plan investments are units in investment funds managed by Norwest Bank. Norwest Bank is the Plan's Trustee, therefore, these transactions qualify as party-in-interest.


4.  Plan Termination:
    ----------------
    Although the Company has not expressed any intent to do so, it has the right, under the Plan, to discontinue its contribution at any time and to terminate the Plan subject to ERISA provisions. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.


5.  Federal Income Taxes:
    --------------------
    The Plan received a favorable tax determination letter on July 9, 1991 from the Internal Revenue Service indicating that the Plan is exempt from federal income taxes under provisions of the Internal Revenue Code
    (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

    Participating employees are not subject to federal income tax on amounts added to their accounts for contributions and investment income until such time as they withdraw amounts from the Plan.






                                  Continued

                     HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                   NOTES TO FINANCIAL STATEMENTS, Continued
                                   _______


   6.  Investments:
       -----------
       Number of shares or units held, fair value, and cost of investments in securities at December 31, 1994 and 1993 were as follows:

                                              December 31, 1994
                               --------------------------------------------
                                Number of                        Fair Value
                                Shares or     Fair              Over (Under)
                               Units Held    Value       Cost        Cost
                              ------------  -------     -------   ---------
         Homestake Mining
           Company Stock Fund    18,272  $  312,908   $  289,208  $ 23,700
         Norwest Bank Income
           Equity Stock Fund     22,908     429,313      432,237    (2,924)
         Norwest Bank Growth
           Balanced Fund         71,704   1,280,637    1,286,347    (5,710)
         Norwest Bank Stable
           Return Fund          114,652   2,384,762    2,078,203   306,559
         Participant loans
           receivable                       200,050      200,050      -
                                         ----------   ----------  --------
                                         $4,607,670   $4,286,045  $321,625
                                         ==========   ==========  ========

                                              December 31, 1993
                            ---------------------------------------------
                                Number of                        Fair Value
                                Shares or     Fair              Over (Under)
                               Units Held    Value       Cost        Cost
                               ----------    ------     ------    ---------
         Homestake Mining
           Company Stock Fund    16,127  $  354,794   $  236,044  $118,750
         Norwest Bank Income
           Equity Stock Fund     14,137     251,237      241,281     9,956
         Norwest Bank Growth
           Balanced Fund         59,060   1,047,485      853,925   193,560
         Norwest Bank Stable
           Return Fund           90,057   1,759,265    1,562,947   196,318
         Participant loans
           receivable                       130,193      130,193      -
                                         ----------    ---------  --------
                                         $3,542,974   $3,024,390  $518,584
                                         ==========   ==========  ========

                                  Continued


                    HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                   NOTES TO FINANCIAL STATEMENTS, Continued
                                   _______


   6.    Investments, continued:
         -----------

         All earnings on the investment funds are reinvested in and credited to each fund monthly. These earnings include interest, dividends, and appreciation (depreciation) in fair value. The Income Equity Fund's objective is to achieve a high level of current income with moderate appreciation through investment in equity securities. The Growth Balanced Fund's objective is to maximize growth through appreciation from quality stocks, while moderating risk by investing in intermediate maturity bonds, including corporate, US government and mortgage-backed and related securities. The Stable Return Fund's objective is to achieve reasonable and consistent current income by investing in fixed income securities and other investments.





                                  Continued

                    HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                   NOTES TO FINANCIAL STATEMENTS, Continued
                                   _______

7.   Net Assets Available for Benefits by Investment Type:
     ----------------------------------------------------

     At December 31, 1994 and 1993, net assets available for benefits were held in the following participant-designed investment types:

                                                   Norwest      Norwest
                                  Homestake           Bank         Bank
                                     Mining         Income       Growth
                                    Company         Equity     Balanced
                                 Stock Fund     Stock Fund         Fund
                             ------------------------------------------
Year Ended December 31, 1994:
- ----------------------------

             ASSETS

Cash and cash equivalents          $  5,994     $      -    $        -
                               ---------------------------------------
Investments, at fair value:
  Investments held by trustee             -      429,313     1,280,637
  Common stock of the Company       312,908            -             -
  Participant loans receivable            -            -             -
                               ---------------------------------------
                                    312,908      429,313     1,280,637
                               ---------------------------------------

             Total assets           318,902      429,313     1,280,637

             LIABILITIES

Accrued payables                      6,291          695         1,992
                               ---------------------------------------
  Net assets available for
     benefits                      $312,611     $428,618    $1,278,645
                               =======================================

Year Ended December 31, 1993:
- ----------------------------

             ASSETS

Cash and cash equivalents          $  7,048     $      -    $        -
                               ---------------------------------------

Investments, at fair value:
  Investments held by trustee             -      251,237     1,047,485
  Common stock of the Company       354,794            -             -
  Participant loans receivable            -            -             -
                               ---------------------------------------
                                    354,794      251,237     1,047,485
                               ---------------------------------------

             Total assets           361,842      251,237     1,047,485

             LIABILITIES

Accrued payables                          -            -             -
                               ---------------------------------------
  Net assets available for
     benefits                      $361,842     $251,237    $1,047,485
                               =======================================

TABLE CONTINUED
===============
                                  Norwest
                                     Bank
                                   Stable
                                   Return      Participant
                                     Fund            Loans     Total
                                --------------------------------------
Year Ended December 31, 1994:
- ----------------------------
             ASSETS

Cash and cash equivalents        $        -     $      -    $    5,994

Investments, at fair value:
  Investments held by trustee     2,384,762            -     4,094,712
  Common stock of the Company             -            -       312,908
  Participant loans receivable            -      200,050       200,050
                                 -------------------------------------
                                  2,384,762      200,050     4,607,670
                                 -------------------------------------
             Total assets         2,384,762      200,050     4,613,664

             LIABILITIES

Accrued payables                          -            -         8,978
                                 -------------------------------------
  Net assets available for
     benefits                    $2,384,762     $200,050    $4,604,686
                                 =====================================

Year Ended December 31, 1993:
- ----------------------------

             ASSETS

Cash and cash equivalents        $        -     $     62    $    7,110
                                 -------------------------------------

Investments, at fair value:
  Investments held by trustee     1,759,265            -     3,057,987
  Common stock of the Company             -            -       354,794
  Participant loans receivable            -      130,193       130,193
                                 -------------------------------------
                                  1,759,265      130,193     3,542,974
                                 -------------------------------------
             Total assets         1,759,265      130,255     3,550,084

             LIABILITIES

Accrued payables                          -            -             -
                                  ------------------------------------
  Net assets available for
     benefits                    $1,759,265     $130,255    $3,550,084
                                 =====================================


                                  Continued

                     HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                   NOTES TO FINANCIAL STATEMENTS, Continued
                                   _______


   8.    Changes in Net Assets Available for Benefits by Investment Type:
         ---------------------------------------------------------------

         During the year ended December 31, 1994, changes in net assets available for benefits are allocated among the Plan's investment funds as follows:

                                     Year Ended December 31, 1994
                                 --------------------------------------
                                                 Norwest
                                  Homestake       Bank         Norwest
                                   Mining        Income         Bank
                                   Company       Equity        Growth
                                    Stock        Stock        Balanced
                                    Fund          Fund          Fund
                                 ---------     ---------      ---------
   Contributions:
    Employees                     $ 60,463      $152,812      $ 262,671
    Homestake Mining Company        11,858        28,174         49,869
   Interest and dividends            3,027           118            351
   Net (depreciation)
      appreciation in fair
      value of investments         (84,458)       19,450          9,390
   Benefits paid to
      participants                 (14,860)       (3,856)       (64,194)
   Transfers out to other
      plans                         (6,125)       (1,948)        (9,746)
   Net transfers between funds     (19,136)      (17,369)       (17,181)
                                 ---------      --------       --------
         Net increase
            (decrease)             (49,231)      177,381        231,160
   Net assets available
      for benefits:
      Beginning of year            361,842       251,237      1,047,485
                                 ---------      --------     ----------
      End of year                 $312,611      $428,618     $1,278,645
                                 =========      ========     ==========

   TABLE CONTINUED
   ===============

                                        Year Ended December 31, 1994
                                 --------------------------------------
                                   Norwest
                                    Bank
                                   Stable
                                   Return     Participant
                                    Fund        Loans          Total
                                  --------    ----------     ----------
   Contributions:
    Employees                     $502,390      $   -        $  978,336
    Homestake Mining Company        93,866          -           183,767
   Interest and dividends               40        10,385         13,921
   Net (depreciation)
      appreciation in fair
      value of investments         128,305          -            72,687
   Benefits paid to
      participants                 (73,306)       (7,312)      (163,528)
   Transfers out to other
      plans                        (12,206)         (556)       (30,581)
   Net transfers between funds     (13,592)       67,278           -
                                 ---------      --------     ----------
         Net increase
            (decrease)             625,497        69,795      1,054,602
   Net assets available
      for benefits:
      Beginning of year          1,759,265       130,255      3,550,084
                                ----------      --------     ----------
      End of year               $2,384,762      $200,050     $4,604,686
                                ==========      ========     ==========



                                  Continued

                     HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                   NOTES TO FINANCIAL STATEMENTS, Continued
                                   _______


   9. Administrative Expenses:
      -----------------------

      All administrative expenses of the Plan are paid for by the Company.


  10. Subsequent Events:
      -----------------

      Amendment No. 3 of the Plan was executed on March 24, 1995 and is effective from June 1, 1995. This amendment changed the definition of compensation for the purposes of the Plan to include profit incentive plan payments. In addition, this amendment also increased the Company matched contribution from 25% to 35% of the first 6% of each employee's compensation contributed for pay periods beginning on or after May 28, 1995.




















                                 Continued

                     HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                      ITEM 27a - SCHEDULE OF ASSETS HELD
                           FOR INVESTMENT PURPOSES
                           as of December 31, 1994
                                   _______

                             (c) Description of
                            Investment (including
         (b) Identity of     Maturity Date, Rate
        Issuer, Borrower,       of Interest,
           Lessor, or          Collateral, Par              (e) Current
  (a)     Similar Party       or Maturity Value)  (d) Cost    Value
   ---  ----------------     -------------------  --------- ----------
   *    Homestake Mining    Common stock (18,272
          Company             shares; no
                              par value)         $  289,208  $  312,908

   *    Norwest Bank        Norwest Bank Income
                              Equity Stock Fund
                              (22,908 units)        432,237     429,313

   *    Norwest Bank        Norwest Bank Growth
                              Balanced Fund
                              (71,704 units)      1,286,347   1,280,637

   *    Norwest Bank        Norwest Bank Stable
                              Return Fund
                              (114,652 units)     2,078,203   2,384,762

   *    Retirement Savings  Participant notes
          Plan for Hourly     (repayable over
          Employees at        five years unless
          Lead                it is for purchase
                              of a principal
                              residence which is
                              repayable over ten
                              years.  Interest
                              rate was 8.75% per
                              annum in 1994)        200,050     200,050



   * Represents party-in-interest to Plan.

                      HOMESTAKE MINING COMPANY RETIREMENT
                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1994

                            (b) Description of Asset
   (a) Identity of          (Include Interest Rate and        (c) Purchase
   Party Involved           Maturity in Case of a Loan)           Price
   --------------           ---------------------------       -------------
   Combined transactions:
      Homestake Mining
        Company             Common stock                                -
                                                                 $ 83,941

      Norwest Bank          Income Equity Stock Fund                    -
                                                                  192,277

      Norwest Bank          Growth Balanced Fund                        -
                                                                  332,474

      Norwest Bank          Stable Return Fund                          -
                                                                  648,839


   TABLE CONTINUED
   ===============
                                                             (f)Expenses
                                                                Incurred
   (a) Identity            (d) Selling        (e) Lease          with
   Party Involved             Price             Rental        Transaction
   --------------           ----------       -----------      -----------
   Combined transactions:
      Homestake Mining
        Company                $47,183            -               -
                                     -            -               -

      Norwest Bank              33,650            -               -
                                     -            -               -

      Norwest Bank             122,772            -               -
                                     -            -               -

      Norwest Bank             151,595            -               -
                                     -            -               -


   TABLE CONTINUED
   ===============
                                            (h) Current
                                            Value of Asset
   (a) Identity                 (g) Cost    on Transaction   (i) Net Gain
   Party Involved               of Asset         Date           or Loss
   --------------               --------  ----------------    ------------
   Combined transactions:

      Homestake Mining
        Company                 $36,618          $47,183          $10,565
                                      -                -                -

      Norwest Bank               32,717           33,650              933
                                      -                -                -


      Norwest Bank              103,950          122,772           18,822
                                      -                -                -

      Norwest Bank              133,583          151,595           18,012
                                      -                -                -